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17005001

SEC Mail Processing Section
FEB 27 2017
Washington DC
416

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TIMOTHY PARTNERS, LTD.**

OFFICAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 MAITLAND CENTER COMMONS
(No. and Street)

MAITLAND	**FL**	**32751**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR ALLY **(407) 644-1986**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **TERRY COVERT**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **TIMOTHY PARTNERS, LTD.**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID L. HART
Notary Public - State of Florida
Commission # FF 219706
My Comm. Expires May 11, 2019
Bonded through National Notary Assn.

Public Notary

Signature

CHIEF COMPLIANCE OFFICER
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Year Ended December 31, 2016

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Timothy Partners, Ltd.

We have audited the accompanying statement of financial condition of Timothy Partners, Ltd. as of December 31, 2016, and the related statements of income, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of Timothy Partners Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Timothy Partners, Ltd.'s financial statements. The supplemental information is the responsibility of Timothy Partners, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 20, 2017

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$ 571,238
Commissions and fees receivable	1,097,721
Other receivables	17,395
Prepaid expenses	56,135
Advance to consultant	86,950
Property and equipment, net of accumulated depreciation ($369,780)	517,907
Intangible assets, net of accumulated amortization ($197,976)	65,398
Deposits	2,200
Investment in MCCM, LLC (related party)	143,074
TOTAL ASSETS	$ 2,558,018

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 947,242
Total Liabilities	947,242
PARTNERS' EQUITY	
Partners' equity	1,610,776
	1,610,776
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 2,558,018

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Year Ended December 31, 2016

REVENUES	
Advisor fees	$ 5,445,720
Mutual fund and 12b-1 fees commissions	677,978
Service and sponsor fees	290,362
TOTAL REVENUES	6,414,060
EXPENSES	
Sub advisor fees	2,299,722
Salaries and benefits	1,268,055
Marketing costs	971,133
Research fees (related party)	285,500
Other expense	217,157
Rent (related party)	157,744
Office expense	84,542
Bad debt expense (related party)	81,417
Registration and filing fees	73,173
Other occupancy costs	56,195
Depreciation and amortization	52,806
Professional fees	47,771
Printing and postage	47,147
Loss on disposition of asset	26,387
Other research fees	3,713
TOTAL EXPENSES	5,672,462
NET INCOME	$ 741,598

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Year Ended December 31, 2016

Partners' Equity, beginning of year	$ 1,704,837
Net income	741,598
Withdrawal of limited partnership units	(5,000)
Distributions/return of partnership capital	(830,659)
Partners' Equity, end of year	$ 1,610,776

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 741,598
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	52,806
(Increase) decrease in operating assets	
Commissions and fees receivable	(31,926)
Other receivables	44,849
Prepaid expenses	19,101
Other assets	76,387
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	(26,653)
Net cash provided by operating activities	876,162
Cash flows from investing activities:	
Net (advances to) proceeds from consultant	(86,950)
Net cash used by investing activities	(86,950)
Cash flows from financing activities:	
Distributions/return of capital to partners	(835,659)
Net cash used by financing activities	(835,659)
Net decrease in cash	(46,447)
Cash and cash equivalents at beginning of year	617,685
Cash and cash equivalents at end of year	$ 571,238

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Revenue Recognition

Commissions and fees receivable for advisor fees, mutual fund fees, and 12b-1 fees are recorded on a trade-date basis as securities transactions occur.

Receivables and Allowance for Doubtful Accounts

Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method.

Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in revenues or expenses, respectively.

Fair Value of Financial Instruments

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The Partnership's significant financial instruments are cash and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value due to the short term nature of these instruments.

Subsequent Events

Subsequent events were evaluated through February 20, 2017, which is the date the financial statements were available to be issued.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k)(2)(i) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Concentration of Credit Risk

The Partnership maintains its cash deposits at a bank. Cash deposits in the bank, at times, exceed federally insured limits. The Partnership has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

The Partnership receives all of its advisor, mutual fund fees and 12b-1 fees revenue from one customer, the Timothy Plan. The Partnership expects to maintain this relationship with the customer. Due to the significance of revenue generated from the Timothy Plan, the Partnership's revenue is almost solely dependent on the market value and sales of the Timothy Family of Funds.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

The Partnership accounts for uncertain tax positions, if any, in accordance with ASC Section 740. In accordance with these professional standards, the Partnership recognized tax positions only to the extent that management believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Management believes that it has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the year ended December 31, 2016.

The Partnership believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2016.

The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Partnership believes it is no longer subject to income tax examinations for fiscal years ending prior to December 31, 2013.

The Partnership's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2016, consist of the following:

Due from related company (see Note G)	$ 3,500
Employee advances	13,817
Overpayments to broker/dealers	78
	$ 17,395

NOTE C – ADVANCE TO CONSULTANT

The Partnership has advanced funds to a company that provides marketing consulting services for it. The advance is non-interest bearing and has no maturity date. The total advance at December 31, 2016 is $86,950.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consists of the following:

Computer equipment	$ 38,797
Office equipment	69,263
Software	19,913
Furniture and fixtures	198,551
Leasehold improvements	561,163
	887,687
Less accumulated depreciation	(369,780)
	$ 517,907

Depreciation expense for the year ended December 31, 2016 is $41,018.

NOTE E – INTANGIBLE ASSETS

Intangible assets at December 31, 2016 consist of the following:

Issue cost of additional classes	$ 107,171
Fund and partnership set-up cost	93,637
Merrill Lynch set-up fee	50,000
Custom programming-fund service company	8,166
Trademark and logo costs	4,400
	263,374
Less accumulated amortization	(197,976)
	$ 65,398

Amortization expense for the years ended December 31, 2016 is $11,788.

Amortization expense for the years ended December 31, 2016 is $11,788.

NOTE F – INVESTMENT IN MCCM, LLC

The Partnership owns a 25% interest in MCCM, LLC. The investment is accounted for using the equity method of accounting. Accordingly, investments are recorded at acquisition cost plus the Partnership's equity in the undistributed earnings or losses of the entity. The Partnership also rents its office space from MCCM, LLC (see Note G).

NOTE G – RELATED PARTY TRANSACTIONS

The Partnership rents its office space from MCCM, LLC, in which the Partnership has an ownership interest (see Note F). The rental lease agreement is for a period of one year, beginning February 1st and ending January 31st. It is renewable annually. Monthly rent payments are $12,343 plus 6.5% sales tax for a total of $13,145 for the lease term February 1, 2015 to January 31, 2016 and February 1, 2016 to January 31, 2017. Total rent and sales tax expense is $157,744 for the year ended December 31, 2016. Future obligation of rent and sales tax for the month of January 31, 2017 is $13,145.

The Partnership has a receivable due from a company, which is related through common ownership, of $3,500 as of December 31, 2016 (see Note B). The receivable is non-interest bearing and has no maturity date. The Partnership also had a receivable due from another company related through common ownership, which totaled $81,417. This receivable was determined to be uncollectible and was written off to bad debt expense for the year ended December 31, 2016.

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership has research fees expense of $285,500 to this company for the year ended December 31, 2016.

The President of the Partnership is the Chairman and President of the Timothy Plan. He and his immediate family are also the majority shareholders of the Partnership's General Partner. The General Partner owns .2% of the Partnership.

NOTE H – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Partnership has no commitments, contingencies or guarantees for the year ended December 31, 2016.

NOTE I - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Partnership has net capital of $370,440,

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Total partners' equity	$ 1,610,776
Deductions and/or charges:	
Nonallowable assets:	
Receivables due from broker/dealers	347,428
Receivables from noncustomers	108,194
Prepaid expenses	56,135
Property and equipment, net	517,907
Deposits	2,200
Intangible assets, net	65,398
Investment in MCCM, LLC	143,074
	1,240,336
Net capital before haircuts on securities positions	370,440
Haircuts on securities	-
Net capital	$ 370,440
Aggregate indebtedness:	
Payable to broker/dealers	$ 689,900
Other accounts payable and accrued costs	257,342
Total aggregate indebtedness	$ 947,242
Minimum net capital required	$ 63,149
Excess net capital	$ 307,291
Excess net capital at 1,000 percent	$ 275,716
Ratio: Aggregate indebtedness to net capital	2.56 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2016)	
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 370,439
Rounding difference	1
Net capital per above	$ 370,440

There were no material differences existing between the above computation and the computation included in the company's corresponding unadjusted Form X-17A-5 Part IIA filing as of December 31, 2016.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Timothy Partners, Ltd..

We have reviewed management's statements, included in the accompanying Timothy Partners, Ltd. Exemption Report, in which (1) Timothy Partners, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Timothy Partners, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Timothy Partners, Ltd. stated that Timothy Partners, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Timothy Partners, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Timothy Partners, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 20, 2017

TIMOTHY
PARTNERS LTD

1055 Maitland Center Commons, #100
Maitland, Florida 32751
local: (407) 644-1986
toll-free: (800) 846-7526
fax: (407) 644-[illegible]
email: invest@timothyplan.com
internet: www.timothyplan.com

February 17, 2017

TIMOTHY PARTNERS, LTD. EXEMPTION REPORT

Timothy Partners, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-s promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. Sec. 240.15c3-3. The Company does not accept or hold client securities or funds.

(2) The Company had no obligation under 17 C.F.R. Sec. 240.15c3-3 throughout the most recent fiscal year without exception and claims its exemption under 15c3-3(k)(2)(i).

Timothy Partners, Ltd.

I, Terry W. Covert, swear (or affirm) that, to by best knowledge and belief, this Exemption Report is true and correct.

By:

Title: General Counsel

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Partners
of Timothy Partners, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures described below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Timothy Partners, Ltd. for the year ended December 31, 2016, which were agreed to by Timothy Partners, Ltd. and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Timothy Partners, Ltd.'s compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Timothy Partners, Ltd.'s management is responsible for Timothy Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Timothy Partners, Ltd. for the year ended December 31, 2016 to the total revenues in Timothy Partners, Ltd.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016.

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Timothy Partners, Ltd. for the year ended December 31, 2016 to FOCUS Reports and General Ledger.

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Timothy Partners, Ltd. for the year ended December 31, 2016 and in the related FOCUS Reports and General Ledger.

No exceptions were found as a result of these comparisons.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Timothy Partners, Ltd.'s claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida

February 20, 2017

SIPC-3 2017

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☒ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] December 31, 2017

Authorized Signature/Title Date

8-49589 FINRA DEC 02/19/1997
TIMOTHY PARTNERS LTD
1055 MAITLAND CENTER COMMONS
MAITLAND, FL 32751

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3

FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☒ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

TIMOTHY PARTNERS, LTD.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016

Amount ($)	Business activities through which revenue was earned
$ -	Business conducted outside the United States and its territories and possessions
$ 968,340	Distribution of shares of registered open end investment companies or unit investment trusts
$ -	Sales of variable annuities
$ -	Insurance commissions and fees
$ 5,445,720	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$ -	Transactions in securities futures products
$ 6,414,060	**Total Revenues**